[CBOE HOLDINGS LETTERHEAD]

April 18, 2013

Mr. Jonathan Wiggins

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:	CBOE Holdings, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed February 28, 2013
File No. 001-34774

Dear Mr. Wiggins:

On behalf of CBOE Holdings, Inc. (“CBOE” or the “Company”), we hereby respond to the comments provided by the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated April 4, 2013 (the “Comment Letter”).  For ease of reference, we have set forth your comment in bold below, with the Company’s response following the comment.

Form 10-K for the Year Ended December 31, 2012

Note 3. Investments in Affiliates page 65

1.                        Please clarify why you have not recorded an amount for your investment in CBSX.

Response: The Company accounts for its investment in CBOE Stock Exchange, LLC (“CBSX”) in accordance with ASC 323, Investments—Equity Method and Joint Ventures.  Since the formation of CBSX in March 2007, the Company’s investment in CBSX has been reduced to $0 as a result of the absorption of losses.   The Company’s investment in CBSX at December 31, 2012 and 2011 was $0.  In future filings, the Company will disclose that its investment in CBSX is $0.

Please clarify why the acquisition of NSX did not have an impact on your equity interest in CBSX as disclosed on page 63.  Please provide us with your proposed disclosure.

Response: As disclosed in Note 1. Summary of Significant Accounting Policies, Investment in Affiliates-page 63: “CBSX is financed through existing capital and cash from operations.  In December 2011, CBSX acquired the National Stock Exchange, Inc.

(“NSX”), a registered national securities exchange that trades stocks.  The acquisition by CBSX did not have an impact on the Company’s equity interest in CBSX.”

We account for our investment in CBSX in accordance with ASC 323, Investments—Equity Method and Joint Ventures. CBSX’s acquisition of NSX was effected without any capital or financing from the Company or other shareholders. The NSX stockholders did not receive any capital in CBSX. We evaluated the impact of the transaction relative to our accounting policies, and determined that the acquisition by CBSX did not have an impact on the Company’s equity interest in CBSX.

The Company will revise our disclosures in future filings in response to this comment. The following is our proposed disclosure:

“In December 2011, CBSX acquired the National Stock Exchange, Inc. (“NSX”), a registered national securities exchange that trades stocks.  CBSX acquired NSX with existing cash on hand, and, as such, no additional capital was contributed to CBSX.  The NSX stockholders did not receive any capital in CBSX.  Accordingly, there was no impact on its investment in CBSX.”

Exhibit 31

2.                        We note that the fourth paragraph of the Section 302 certification does not refer to the certifying officers’ responsibility for establishing and maintaining effective internal control over financial reporting.  Please amend your filing to provide a certification that includes the exact wording prescribed by Item 601(b)(31) of Regulation S-K.

Response: We confirm that we will amend the filing to provide a certification that includes the exact wording prescribed by Item 601(b)(31) of Regulation S-K.

As requested in the Comment Letter, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like to discuss this response, please contact the undersigned at 312-786-5600.

Sincerely,

CBOE HOLDINGS, INC.

By:	/s/ Alan J. Dean
Executive Vice President, Chief Financial Officer
and Treasurer